■ SIT INVESTMENT ASSOCIATES, INC. ■

GLOBAL INVESTMENT OUTLOOK & STRATEGY

OCTOBER 9, 2012

EXECUTIVE SUMMARY

Domestic equity markets capped off a strong quarter with solid performance in September. The S&P 500 Index increased +2.6 percent in September, +6.4 percent for the quarter, and +16.4 percent year to date. Fixed income markets were up for both the month and the quarter, with stronger performance from municipal bonds. The MSCI EAFE Index increased +3.0 percent in September and +6.9 percent for the quarter. With respect to the U.S. economy, the final estimate of second quarter 2012 real GDP growth was revised down to +1.3 percent from the previous figure of +1.7 percent. We believe that the subpar U.S. economic recovery will continue. We have become incrementally more cautious on Europe and much of the rest of the world. Many of our international holdings emphasize global companies with diversified economic exposure. We believe China will successfully manage its economic slowdown and reasonable economic growth in China remains a key support for the rest of the world. Taxable fixed income portfolios are defensively positioned against a rise in interest rates. Municipal portfolios are focused on income as the primary source of return over longer periods. Sit Investment Associates' client equity portfolios, both domestic and international, remain opportunistically positioned with diversified holdings in high quality, growth-oriented companies.

NOTICE

This analysis contains the collective opinions of our analysts and portfolio managers, and is provided for informational purposes only. While the information is accurate at the time of writing, such information is subject to change at any time without notice, and therefore, so may the investment decisions of Sit Mutual Funds. Please read the prospectus carefully before you invest.

UNITED STATES

CURRENT CONDITIONS: SUBPAR RECOVERY CONTINUES

Domestic equity markets experienced very solid performance in the month, quarter, and year to date. The S&P 500 Index increased +2.6 percent in September, +6.4 percent for the quarter, and +16.4 percent year to date. The technology-laden NASDAQ also had strong performance for the month and quarter, gaining +1.6 percent and +6.2 percent, respectively. Performance by issue capitalization was somewhat mixed. For the month of September, large cap stocks matched the performance of mid cap stocks, but lagged small cap. For the quarter, performance across cap sizes was surprisingly similar. Year to date, equity returns were very healthy, in the mid teens.

TOTAL RETURNS TO 09/30/12

	1 Mo.	3 Mos.	9 Mos.	12 Mos.
LARGE CAP				
S&P 500 Index	2.6%	6.4%	16.4%	30.2%
Dow Jones Ind'l Avg.	2.7	5.0	12.2	26.5
Russell 1000 Index	2.6	6.3	16.3	30.1
SMALL/MEDIUM CAP				
NASDAQ OTC Comp.*	1.6	6.2	19.6	29.0
S&P MidCap Index	3.0	6.5	15.0	29.9
Russell 2000 Index	3.3	5.3	14.2	31.9
FIXED INCOME				
Barclays Capital Agg. Index	0.1	1.6	4.0	5.2
Barclays Capital Muni Bond Index	0.6	2.3	6.1	8.3

*price only

Fixed income markets were up for the month, the quarter, and the nine months. Taxable returns were slightly positive for the month at +0.1 percent, while municipal bonds turned in solid performance, advancing +0.6 percent. For the quarter, taxable bonds and municipal bonds increased +1.6 percent and +2.3 percent, respectively. The adjacent table displays major benchmark returns and further details are shown in Exhibit A.

GROWTH AND VALUE STOCK TOTAL RETURNS TO 09/30/12

	1 Mo.	3 Mos.	9 Mos.	12 Mos.
LARGE CAP				
Russell 1000 Growth	2.0%	6.1%	16.8%	29.2%
Russell 1000 Value	3.2	6.5	15.7	30.9
MID CAP				
Russell Midcap Growth	2.0	5.3	13.9	26.7
Russell Midcap Value	2.2	5.8	14.0	29.3
SMALL CAP				
Russell 2000 Growth	3.0	4.8	14.1	31.2
Russell 2000 Value	3.6	5.7	14.4	32.6

In September, growth stocks underperformed their value counterparts across small, medium, and large capitalization segments. This trend also held true for the quarter and longer time periods. The table above and Exhibit B show the relative performance of growth stocks versus value stocks over the longer term.

Turning to international equity markets, calculated in U.S. dollar terms, the U.S. ranked 11th out of 33 countries through the first nine months of the year. This is a slight drop from 9th last month. Ironically, despite all of the turmoil, Western Europe led the world on a regional basis with an almost +9 percent increase year to date. The top 5 performing countries, unchanged from last month, were Belgium, Denmark, Philippines, Singapore, and Thailand, as shown in Exhibit C.

DOLLARS (BIL) OF REAL GDP CHANGE

	3Q11 Rev.	4Q11 Rev.	1Q12 Rev.	2Q12 Final
Personal Con. Expenditures	$38.7	$47.4	$57.5	$35.7
Nonresid. Fixed Invs.	6.0	32.4	26.3	12.9
Residential Invs.	1.1	9.4	16.1	7.2
Inventory Change	-31.8	74.8	-13.6	-15.5
Net Exports	1.7	-20.1	2.5	8.1
Government	-18.8	-13.9	-19.0	-4.3
Residual	-8.7	4.1	-4.4	-2.0
Total	$50.9	$130.0	$65.4	$42.1
% Change in Real GDP (ann.)	1.3%	4.1%	2.0%	1.3%
% Change in Real Final Sales (ann.)	2.3%	1.5%	2.4%	1.7%
% Change in GDP Deflator (ann.)	3.0%	0.1%	2.2%	1.5%

With respect to the U.S. economy, the final estimate of second quarter 2012 real GDP growth was revised down to +1.3 percent from the previous forecast of +1.7 percent. Most of the major components of GDP were reduced. The change in business inventories, a notoriously volatile component, accounted for more than half of the 40 basis point change in real GDP.

CONTRIBUTIONS TO PERCENT CHANGE IN U.S. REAL GDP

	3Q11 Rev.	4Q11 Rev.	1Q12 Rev.	2Q12 Final
Personal Cons. Exps.	1.18%	1.45%	1.72%	1.06%
Nonresid. Fixed Invs.	1.71	0.93	0.74	0.36
Residential Invs.	0.03	0.26	0.43	0.19
Inventory Change	-1.07	2.53	-0.39	-0.46
Net Exports	0.02	-0.64	0.06	0.23
Government	-0.60	-0.43	-0.60	-0.14
Total GDP Growth	1.30%	4.10%	2.00%	1.30%

Source: Bureau of Economic Analysis, U.S. Dept. of Commerce

It is important to note that the downward change to business inventories is the second derivative, and, in this particular instance, represents a slower rate of inventory stocking by businesses rather than destocking. To the extent that businesses are being more cautious in building inventory, this could provide a positive boost to real GDP in coming quarters, when businesses may face less inventory destocking. The table above displays the contributions to real GDP growth by major component. Year-over-year changes in the components of real GDP are shown in Exhibit D. This exhibit also shows a notable consistency of total real GDP growth in the 1½ to 2 percent range over the past ten quarters.

August real personal consumption expenditures (PCE) increased +0.1 percent, driven by solid increases in both durables and nondurables, while outlays on services declined slightly. Our sensitivity analysis indicates that if September monthly PCE growth falls in a range between 0 and +0.2 percent, then third quarter annualized real PCE growth will be +1.5 percent to +1.8 percent.

Last month, 114,000 jobs were added to nonfarm payrolls according to the September nonfarm payrolls report, which was released on October 5th. Of those 114,000 jobs, 104,000 were accounted for in private sector payrolls. Additionally, the jobs figures for both July and August were revised up by meaningful amounts. July was adjusted up from 141,000 to 181,000 and August was revised from 96,000 to 142,000 for a combined increase of 86,000. On a quarterly basis, 437,000 jobs were added in the third quarter, which almost exactly matched the quarterly average for the first half of 2012.

Turning to the Household Employment Survey, the unemployment rate experienced a surprisingly large drop from 8.1 percent to 7.8 percent. While this was a positive development, there are many moving parts to this data, which can experience volatility from month to month, as has been demonstrated recently. Moreover, the Household Survey captures a much smaller sample size than the Establishment survey. Ultimately, it will take consistent job creation above the roughly 200,000 level needed to keep up with population growth for the unemployment rate and, in turn, the economy to experience sustained improvement.

U.S. REAL PERSONAL CONSUMPTION EXPENDITURE PROJECTIONS

		Case 1 Index (+0.0%)	Annual. Qtrly. Change	Case 2 Index (+0.2%)	Annual. Qtrly. Change
	Sept. Proj.	9620.50	1.5%	9639.74	1.8%
	Aug	9620.50		9620.50	
	July	9612.80		9612.80	
	June	9577.00	1.5%	9577.00	1.5%
	May	9586.90		9586.90	
	April	9583.80		9583.80	
	Mar.	9562.50	2.4%	9562.50	2.4%
	Feb.	9560.10		9560.10	
2012	Jan.	9517.90		9517.90	
	Dec.	9493.30	2.0%	9493.30	2.0%
	Nov.	9489.20		9489.20	
	Oct.	9485.50		9485.50	
	Sept.	9464.00	1.7%	9464.00	1.7%
	Aug.	9428.40		9428.40	
	July	9433.30		9433.30	
	June	9388.30	1.0%	9388.30	1.0%
	May	9405.20		9405.20	
	April	9416.20		9416.20	
	Mar.	9411.70	3.1%	9411.70	3.1%
	Feb.	9378.90		9378.90	
2011	Jan.	9352.00		9352.00	
	Dec.	9334.00	4.1%	9334.00	4.1%
	Nov.	9315.00		9315.00	
	Oct.	9276.30		9276.30	

Inflation, as measured by the headline Consumer Price Index for All Urban Consumers (CPI), increased +0.6 percent in August, which was in line with forecasts. On a year-over-year basis, inflation rose at a very controlled +1.7 percent pace in August. While this was up slightly from July, it is still a quite low rate. Much of the increase in August was accounted for by the food and energy sector. While this pressure may continue over the short term, we agree with the conventional wisdom that this price

pressure will ultimately prove to be temporary. Core CPI, which excludes the more volatile food and energy sectors, increased +0.1 percent, below the expectation for a +0.2 percent increase. Despite some volatility in the short term, we expect inflation to remain controlled. Recent inflation data are displayed in the table below and Exhibit E shows longer-term inflation trends.

U.S. CPI TRENDS – PERCENT CHANGE

CPI for All Urban Consumers (not seasonally adjusted)

	All Items			Core
Period	3 Months Ann.	6 Months Ann.	Year-Over Year	Year-Over Year
April 2011	8.5%	5.7%	3.2%	1.3%
May 2011	8.4	6.5	3.6	1.5
June 2011	4.0	6.0	3.6	1.6
July 2011	1.8	5.2	3.6	1.8
August 2011	1.0	4.7	3.8	2.0
September 2011	2.1	3.1	3.9	2.0
October 2011	0.9	1.3	3.5	2.1
November 2011	-0.6	0.2	3.4	2.2
December 2011	-2.1	0.0	3.0	2.2
January 2012	0.4	0.7	2.9	2.3
February 2012	2.5	1.0	2.9	2.2
March 2012	6.6	2.2	2.7	2.3
April 2012	6.0	3.2	2.3	2.3
May 2012	3.8	3.2	1.7	2.3
June 2012	0.1	3.4	1.7	2.2
July 2012	-1.7	2.2	1.4	2.1
August 2012	1.0	2.4	1.7	1.9

The Federal Reserve's U.S. trade-weighted major currencies dollar index decreased -2.2 percent in September. Through the end of August, the dollar had increased on a year-to-date basis. However, with the introduction of QE3 in September, the dollar gave back all of its gains for the year, as investors anticipated both lower interest rates and a longer duration of lower rates in the U.S. Longer-term trends in the U.S. dollar are shown in Exhibit F.

In summary, we believe that the subpar economic recovery in the U.S. remains in place. Although recent economic data has suggested some weakening in the economy, we largely view this as normal levels of volatility that tend to occur in monthly and quarterly data. This particularly holds true for second quarter real GDP growth which was revised down from previous estimates. Relative to last month, we have left our forecasts for quarterly real GDP growth unchanged for the second half of 2012. While it may appear that we are forecasting a somewhat sharper improvement from the second quarter, our third quarter estimate may prove to be toward the high end of the range. On an annual basis, our forecast for 2012 real GDP growth remains unchanged at +2.2 percent. Our initial forecast for 2013 real GDP growth is +2.0 percent. All of the details of our key economic assumptions are shown in Exhibit G.

MONETARY POLICY AND FIXED INCOME STRATEGY: DEFENSIVELY POSITIONED

The yield curve twisted during the third quarter as the Federal Reserve announced an open-ended bond buying program, referred to as QE3. This announcement, combined with continued flight to quality out of Europe, increased demand for most fixed income securities, but inflationary pressure created by the decision to print as much money as necessary to fund the program stoked inflation concerns in longer maturities. Specifically, the 2-year U.S. Treasury note yield was 0.23 percent at quarter-end, -7 basis points lower than its previous quarter end level. The 30-year U.S. Treasury Bond yield

ended the quarter at 2.82 percent, +7 basis points higher for the quarter.

The Barclays Aggregate Bond Index returned +1.6 percent for the third quarter. The corporate sector was the best performing sector, as continued improvement in credit quality increased demand for industrial and utility bonds, and signs of a recovery in the housing market improved demand for financial institutions. Asset-backed and mortgage-backed securities were the next best performing sectors, driven by underlying housing market strength. The U.S. Treasury sector was the worst performing sector, but still posted a modestly positive return, as strong results for shorter maturities were partially offset by weakness in longer maturities.

Uncertainty with regard to European markets continues to drive investor sentiment, while the U.S. Government "fiscal cliff," a potential near term debt ceiling increase, and the upcoming election are all in the forefront of investors' minds. These concerns have combined to create anemic levels of job growth, despite the low absolute level of interest rates and commitment from the Federal Reserve to print money until more jobs are created. Interest rates have risen every time the Fed has implemented quantitative easing, and we expect this time to be no different. As such, taxable bond client portfolios are defensively positioned against a rise in interest rates. We continue to invest in sectors that should outperform from expected further federal government ratings downgrades. Our forecast for U.S. Treasury interest rates is detailed in Exhibit H.

TOTAL RETURNS TO 09/30/12

	1 Mo.	3 Mos.	9 Mos.	12 Mos.
BARCLAYS INDEX				
AGGREGATE	0.1%	1.6%	4.0%	5.2%
Treasury	-0.3	0.6	2.1	3.0
Agency	0.1	1.1	2.8	3.3
Corporate	0.7	3.8	8.7	10.8
CMBS	1.3	3.8	8.4	11.7
Asset-Backed	0.2	1.2	3.4	3.7
Mortgage Pass-Through	0.2	1.1	2.8	3.7
5-Year Treasury	0.0	0.8	2.3	3.6

Tax-exempt yields continued to decline, reaching new lows during the third quarter. The bulk of the decline in yields occurred in July, and yields on high grade tax-exempts were generally range-bound from August through mid-September. As of the end of September, the yield for the Bond Buyer 40-Bond Index had reached an historic low of 4.18 percent, which compared to a yield of 4.38 percent at the beginning of the quarter and a yield of 4.84 percent at the beginning of 2012. From a longer term perspective, the Bond Buyer Index yield level compares to a prior trough of 4.51 percent, last seen in March 2007, and the most recent peak of 5.95 percent, reached in January 2011. With short-term yields having little room to decline further, longer maturity tax-exempts have seen the largest relative decline in yields over the quarter and year to date and, along with that, the best returns (i.e., approaching +9 to +10 percent year to date).

In addition, tax-exempt credit spreads continued to tighten in the declining rate environment. Bonds rated in the A category saw the most yield spread narrowing during the third quarter, while bonds rated in the Baa category have seen the most spread narrowing year to date. Revenue bonds have outperformed general obligation bonds year to date, in large part due to the income provided by their incremental yields. Within revenue bond sectors, return patterns continued to follow those mentioned above. Industrial revenue bonds provided the strongest returns, followed by hospital bonds, for both the quarter and year to date. The shorter duration and higher quality housing sector lagged in price appreciation.

Despite continued headline risk on selected individual credits during the quarter (including the City of San Bernardino, California), tax-exempts have benefited from continued positive funds flows into the sector, albeit at a lesser pace than earlier in the year. Year-to-date issuance volume has increased over one year ago and is on track to approach 2009 and 2010 levels. Nonetheless, a good proportion of the issuance in 2012 has been for refundings (versus new money issuance), creating demand for reinvestment. Valuations, as measured by relative yield ratios to comparable maturity Treasuries, have declined from their peaks; nevertheless, we believe they remain attractive at roughly 100 percent relative yield, before any adjustments for taxes.

We continue to believe that longer-than-benchmark durations in tax-exempt bond portfolios will be rewarded in the current interest rate environment, as the yield curve remains steep. Nonetheless, we remain wary that a prolonged period of Federal Reserve accommodation could increase inflation risk when economic growth accelerates. Nearer term, we believe fiscal issues and potential tax policy changes are more likely to dominate investor concerns. Our investment strategy remains focused on income, which we believe is the primary source of return over longer periods of time. As always, diversification remains a key tenet in our strategy to help manage credit risk.

TOTAL RETURNS TO 09/30/12	1 Mo.	3 Mos.	9 Mos.	12 Mos.
BARCLAYS INDEX				
MUNICIPAL	0.6%	2.3%	6.1%	8.3%
5-Year Municipal	0.5	1.4	3.2	4.7
Long (22+ years)	0.7	3.2	10.0	12.2
Revenue	0.6	2.5	6.9	9.3
Electric	0.5	2.0	5.1	7.4
Hospital	0.6	2.7	9.3	12.0
Housing	0.5	1.8	5.7	8.0
IDR/PCR	0.8	3.0	10.4	13.4
Transportation	0.7	2.4	6.7	9.0
Education	0.6	2.5	6.4	8.6
Water/Sewer	0.7	2.6	6.2	8.2
Resource Recovery	0.5	2.3	6.0	8.2
Leasing	0.7	2.5	7.1	9.7
Special Tax	0.5	2.4	6.4	8.7
General Obligation	0.6	2.3	5.1	7.5
Prerefunded	0.2	0.8	1.7	2.4
Insured	0.6	2.4	6.4	8.7
Muni Aaa	0.5	1.9	4.1	6.0
Muni Aa	0.6	2.2	5.6	7.7
Muni A	0.7	2.7	7.2	9.7
Muni Baa	0.4	2.3	9.2	12.2

INTERNATIONAL

EUROPE

CURRENT CONDITIONS: RECESSIONARY EURO AREA ENVIRONMENT

We now expect that the euro area will fall into recession in the third quarter. Various economic data points, such as the OECD leading economic indicators, industrial data, consumer data and sentiment, all signal a continued slowdown. On a year-over-year basis, first quarter GDP was flat, while second quarter GDP was down -0.5 percent. By all indications, it appears that third quarter euro area GDP will also be negative. As a result, we anticipate contraction of -0.5 percent in the euro area in 2012. Looking forward to 2013, we expect a very subdued growth environment. We continue to expect a bottom to occur in the fourth quarter of this year, but given the ongoing financial crisis, austerity measures, political changes, and the slowdown in emerging markets, it could easily be pushed into the first half of 2013. Elsewhere, GDP growth in the UK has slowed markedly since the publication of our last Global Investment Outlook and Strategy Paper. We now expect contraction of -0.5 percent in 2012 and only slight growth in 2013. On a country basis, Germany, Norway, Sweden and Switzerland continue to exhibit stronger growth. Our economic assumptions for Europe and other major regions are shown in Exhibit I.

Industrial activity in Europe remains quite subdued. In July, year-over-year industrial production dropped by -2.3 percent in the euro area and -1.5 percent in the European Union. While industrial production grew +0.6 percent month-over-month in the euro area in July, the monthly swings can be volatile. In the European Union, industrial production grew +0.8 percent in the month of July. To further illustrate weakness, the euro area purchasing managers' index (PMI) continues to be below 50, indicating contraction. In September, the flash manufacturing and services PMI were both 46.0. This suggests that the euro area economy contracted more in the third quarter. Exhibit J illustrates the weak industrial environment.

The condition of the European consumer remains fragile. As shown in Exhibit K, unemployment in the euro area continues to escalate, now at a record 11.4 percent in August. Unemployment in the European Union ticked up slightly to a record 10.5 percent in August. The northern countries tend to exhibit lower levels of unemployment while the southern countries display higher unemployment. Also, as shown in Exhibit K, the higher unemployment level in the youth population remains problematic. The disenfranchised young population could lose the will to find a job and, without a job, they do not have the means to spend. This will lead to more government dependency and therefore a poor economic growth backdrop. Just as unemployment continues to escalate, retail sales weakness persists and sentiment remains weak.

Concerns around the European sovereign debt crisis have subsided somewhat in the equity markets over the past few months. The decision by Germany's constitutional court not to stop the ratification of the German ESM and Fiscal Pact laws alleviated some market concerns. Also, the announcement of the Outright Monetary Transactions program by the European Central Bank helped to mitigate concerns. Yields in Spain and Italy declined as a result of these developments, as shown in Exhibit L. Even with the above measures, we believe the crisis has yet to be resolved, as there still is not a good comprehensive solution. Europe still needs a roadmap for a fiscal, financial, and

political union with all countries participating and agreeing to key requirements. Our fear is that the political leaders will continue to butt heads and delay the more difficult decisions, ultimately dragging out this crisis and leading to a large damaging event, possibly the dismemberment of the euro, sovereign debt defaults, and/or additional bank failures.

MONETARY AND FISCAL POLICY

The European Central Bank (ECB) left the main refinancing rate unchanged on October 4th, after cutting it by -25 basis points to 0.75 percent on July 5th. The ECB also left the deposit and marginal lending facility rates unchanged at 0 percent and 0.10 percent, respectively. On September 6th, ECB President Mario Draghi announced a program for unlimited purchases of sovereign bonds with maturities between one and three years, under fiscal conditionality. The program is called OMT or Outright Monetary Transactions. This may signal that the ECB is ready to be more accommodative. However, this is not a blank check; fiscal adjustment will likely intensify in the peripheral countries that receive ECB assistance. It is important to note that solvency concerns could limit ECB action at some point because the central bank is unwilling to significantly monetize public debt.

Mario Draghi also said the ECB won't claim the status of a senior creditor if the bonds it buys subsequently have to be restructured. In addition, banks will have to remove an equal amount of money from circulation as bonds are purchased. Exhibit L also lists the OMT program highlights. While this doesn't come close to solving all of the issues in Europe, it does place pressure on politicians to get their respective countries in order.

Elsewhere, the Bank of England (BOE) left rates unchanged at 0.5 percent at its October 4th meeting and maintained the size of its quantitative easing program at £375 billion. We expect both the ECB and BOE to remain accommodative through the rest of 2012, as both central banks are closely monitoring higher inflation and slower growth. In September, euro area inflation was estimated to be 2.7 percent, while UK inflation remained elevated at 2.5 percent in August. We anticipate inflation to remain above the BOE's and ECB's targeted approximately 2 percent ceiling in the intermediate term. Exhibit I contains our inflation expectations.

The European financial crisis remains unresolved, but the announcement of the OMT program caused the European currencies to strengthen. The outcome of the Dutch election was positive for markets and the euro as the conservative VVD Party, led by Prime Minister Mark Rutte, won the election. The euro strengthened back to around $1.30/euro, a level last reached in May 2012, but not back to its previous 2012 high of roughly $1.35/euro. The British pound also strengthened to roughly $1.63/pound, reaching the high seen earlier this year. Greece remains part of the euro block for now, but if the crisis escalates, we may see increased volatility in the euro. Even with the recent European currency appreciation, we continue to expect modest weakness in European currencies as the crisis still has yet to be fully resolved. Our currency forecasts are shown in Exhibit I.

JAPAN

CURRENT CONDITIONS: ECONOMY SLOWING AGAIN

We recently increased our real GDP growth forecast for calendar 2012 to +2.5 percent from +1.0 percent last quarter, due to the strong activity resulting from the earthquake reconstruction, as shown in Exhibit I. These benefits unfortunately now appear to have been short lived, as signs of a slowing are reemerging. Weak conditions in China, Europe, and the US are causing Japanese firms to be more cautious and these global trends cannot be offset. The Japanese government revised down its GDP growth forecast for the September quarter to +0.2 percent. This compares with the +0.3 percent previous forecast. GDP for the June quarter grew at an annual rate of +0.7 percent from the previous quarter, far slower than the government initially estimated.

The Bank of Japan (BoJ) downgraded its assessment of the country's export-driven economy, citing slower global demand and fresh uncertainties caused by anti-Japan protests in China, one of its significant trading partners. The foreign policy dilemma was set off by competing claims to a group of islands in the East China Sea. Angry mobs vandalized Japanese businesses and forced some Japanese manufacturers to close their factories to protect workers. Capital spending figures are indicating a slowing, but fortunately remain in positive territory. Private core machinery orders (excluding orders from shipbuilding and electricity) registered a second consecutive monthly gain of a seasonally-adjusted +4.6 percent, following June's +5.6 percent rise. Total private orders have also registered a second consecutive monthly gain, of +4.3 percent, following June's +9.3 percent growth. Sluggish exports have resulted in industrial production turning down. Industrial production for July declined -1.2 percent (seasonally adjusted) compared to METI's expectations for growth of +4.5 percent, as shown in Exhibit M. This weak activity has resulted in consumer spending growth again moderating. Real spending of all households registered a second consecutive monthly decline, down a seasonally adjusted -1.3 percent in July following the same decline in June. Nominal retail sales in July increased +0.9 percent year-over-year after increasing more than +6.0 percent in June, also shown in Exhibit M.

To make matters worse, political problems continue and there is no effective government leadership. The governing Democratic Party of Japan (DPJ), which has experienced defections amid plunging ratings, is under pressure from the main opposition party to call national elections. A standoff in Parliament has blocked the government from issuing deficit-financing bonds, forcing Prime Minister Yoshihiko Noda to postpone scheduled public spending in September of $63 billion for tax grants for local governments and aid for universities. Furthermore, Prime Minister Noda received a censure motion in response to the passage of a national sales tax, which will raise taxes to 10 percent from 5 percent beginning in 2015. However, the action is non-binding. Since the beginning of September, seven Diet members have announced plans to join the new Japan Restoration Party. Some polls suggest it is already more popular than the ruling DPJ. The once powerful Liberal Democratic Party (LDP) is benefiting from the DPJ woes, but also remains unpopular with voters and in September dumped its own leader. The DPJ is likely to be trounced at the next general election. Most analysts expect Prime Minister Noda will be forced to call an election by early next year at the latest. Moreover, the result of the next election is likely to yield another fractious coalition that

will be unable to deliver the kind of clear leadership needed, resulting in another weak government, more policy drift, and lack of progress on the urgent issues facing Japan.

MONETARY AND FISCAL POLICY

On September 19th, the Japanese central bank moved to ease monetary policy, stating it would buy more government bonds and other assets, following the US Federal Reserve in a show of resolve to shore up a shaky economic recovery. The BoJ will expand its asset purchase and loan program by ¥10 trillion, or $126 billion, to ¥80 trillion. The purchase program was also extended by six months to the end of 2013. The program aims to stimulate economic growth by adding to bank reserves and driving down the cost of lending, which should cause more money to flow through the economy. The BoJ kept its benchmark interest rate in a range of 0 to 0.1 percent. The bank set an inflation target of 1 percent in February and increased asset purchases in April. While this is positive, much needed action, the Japanese government and the BoJ have been criticized for being slow to act. Compared to its major trading partners, Japan has not increased its money supply commensurately to stimulate the economy.

Lately, the yen has not only regained its health, but has been on a multi-year bull run. The yen has been viewed as a safe haven asset in light of all that has happened around the world. The yen has not had the same exposure as other currencies to the 2008 subprime debt catastrophe, the collapse of Bear Stearns and Lehman Brothers, and the fear of insolvency in some euro zone countries. In addition, the Japanese government has made poor attempts to intervene in the capital markets despite trying twice last year.

Currently, the 10-year bond yield is less than 1 percent. Foreign investors bolstered their ownership of Japanese government debt to the highest level on record last quarter, despite paltry bond yields and the country's mounting debt burden. Offshore investors owned about ¥82 trillion, or 8.7 percent, of all Japanese government debt at the end of June. That is the highest level since 1979 and roughly 20 percent higher than a year ago. Total outstanding Japanese government debt stood at ¥940 trillion. Purchases have come from all parts of the investment world, including institutions, as well as sovereign wealth funds and central banks. China has emerged as a large owner of Japanese debt. At the end of last year, China held approximately ¥18 trillion in outstanding Japanese bonds, including government and private sector securities, making up 19.6 percent of the foreign holdings of Japanese debt. The UK is second with 12.5 percent.

Japan's swelling debt burden and lackluster economy are reasons to question whether Japan deserves its status as an investment safe haven. However, Japan's overwhelmingly domestic ownership of its debt has been seen as a source of strength for the JGB market, helping the government avoid the funding problems seen in some European nations, even though its outstanding debt is more than double its gross domestic product. We think that the yen will likely weaken over the next six months due to Japan's poor economic prospects.

ASIA EX-JAPAN

CURRENT CONDITIONS: SLOWER GROWTH

We have again lowered our 2012 Asia ex-Japan economic growth forecast to +6.3 percent from +6.5 percent, because of weaker growth in China and India. China's latest economic data, including the Purchasing Managers' Index (PMI), industrial production, and exports indicate that third quarter GDP year-over-year growth could be lower than the second quarter level of +7.6 percent. The August official PMI of 49.2 was the weakest since November 2011 and the HSBC flash PMI for September showed the 11th straight month of data below 50, as shown in Exhibit N. Industrial production growth slowed to +8.9 percent in August, the lowest level in three years. While August export growth showed a small improvement at +2.7 percent, versus July's +1.0 percent, we expect continued pressure on export growth in the months ahead, given the still weak external demand. More encouragingly, Fixed Asset Investment only decelerated slightly and retail sales remained largely stable in August. Given the continued weak macro data and weaker than expected supporting policies, we now expect China's GDP to grow +7.5 to +8.0 percent in 2012, versus our prior expectation of +8.0 to +8.5 percent. For 2013, we currently expect a slight improvement from the 2012 level on continued rebalancing efforts and only slight improvement in external demand.

China's property market appears to have stabilized. Following the marked improvement in housing transaction volumes earlier this year, along with the two interest rate cuts in June and July, China's home prices have ticked up since June as Exhibit O displays, and housing starts are up +14 percent year-over-year in August, after a five month downward trend (Exhibit P). This will make the Chinese government more cautious on further monetary easing. Given the still relatively high inventory and the expected continued tightening measures, a significant home price rally is unlikely.

After months of China's inflation trending lower, it edged up +2.0 percent year-over-year in August, versus +1.8 percent in July as shown in Exhibit Q, because of surging vegetable prices that resulted from bad weather. Non-food inflation was stable at +1.4 percent year-over-year in August. While we expect higher CPI later this year, it will average +3.0 percent this year and be slightly higher next year at +3.5 percent. However, upward pressure on inflation should be mild given our expectations of only slight improvement in economic growth.

The territorial dispute between China and Japan over the Senkaku Islands in the East China Sea erupted when the Japanese government decided to buy some of the islands from private Japanese owners and bring them under state control. Since then, we have seen the worst outbreak of anti-Japan sentiment in decades in China. China is Japan's biggest trading partner, while Japan is China's third largest trading partner. Clearly, any harm to business and investment ties would be bad for both economies.

India's second quarter economic growth rate of +5.5 percent improved from the first quarter's +5.3 percent, but was still below the trend of + 6.0 percent and the +9.9 percent rate in third quarter 2011. There was broad-based weakness in non-agriculture GDP including both services and industry. The services sector grew at +6.9 percent, the slowest pace in 12 quarters, because of poor performance in trade, hotels, transport, and communications. Agriculture growth of +2.9 percent was in line, despite less rainfall from a below average monsoon season.

Furthermore, industrial production posted weak growth of only +0.1 percent year-over-year in July.

India's Wholesale Price Index (inflation) remains high. It was up a higher-than-expected +7.6 percent year-over-year in August compared with +6.9 percent in July, showing slower inflation in food but higher prices in fuels and manufactured goods. High inflation will keep the Reserve Bank of India from easing monetary policy as quickly as they would like.

The Hong Kong and South Korean economies are also weak. Hong Kong's second quarter GDP fell -0.1 percent quarter-over-quarter seasonally adjusted, July retail sales by volume growth rose +1.3 percent year-over-year, and exports rose +0.6 percent year-over-year in August (versus a decline of -3.5 percent in July). South Korea's economy expanded only +0.4 percent quarter-over-quarter seasonally adjusted in the second quarter, versus +0.9 percent quarter-over-quarter in the first quarter. South Korean exports fell -6.2 percent year-over-year in August, an improvement from July's decline of -8.8 percent.

However, Hong Kong's property market has shown strength. Home prices are up +13 percent year to date, driven mainly by local home purchases. The Mainland contribution to the overall Hong Kong market was down to 10 percent in second quarter 2012, from 12 percent in 2011. To help support pricing, Hong Kong will restrict sales of homes in certain areas to locals only.

Australia's economy should meet their forecast growth target of +3.0 percent this year. Second quarter 2012 GDP growth was +0.6 percent quarter-over-quarter and +3.7 percent year-over-year. Though the economy is dependent upon China's demand for raw materials, domestic demand remains resilient and the unemployment rate is low at 5.1 percent. There are signs that China's demand for raw materials may be accelerating, as China's iron ore imports increased by +7.9 percent month to month and +5.7 percent year-over-year in August.

MONETARY AND FISCAL POLICY

Easing policy has been unchanged since the People's Bank of China (PBoC) cut interest rates for a second time in less than a month on July 6th, after housing prices started to tick up. Instead of a reserve requirement ratio (RRR) cut, the PBoC has been using open market operations for liquidity management. We believe the chance of further rate cuts is low and see more room for RRR cuts, given its still high 20 percent level. However, with the government focused on continuing to rein in the property market, upward food inflation pressure and the recent moves by other central banks, the government may favor fiscal policy over monetary policy when it comes to supporting economic growth.

The Chinese government marked a fiscal surplus of RMB989 billion ($156.5 billion) in the first eight months of 2012. Given that the 2012 budget, forecasted a fiscal deficit of RMB800 billion ($126.6 billion), we see plenty room for fiscal support.

After months of political stalemate, the Indian government has taken bold measures to revive economic growth. On September 17th, the Reserve Bank of India left the reverse repo rate at 7.0 percent, but surprisingly cut the cash reserve ratio (CRR) by -25 basis points to 4.5 percent, matching the lowest rate since 1973. It then announced reforms to address the budget deficit, which includes a sharp reduction in subsidies for diesel and cooking gas (pushing up the cost of diesel at the pump by about 14 percent), allowing foreign investors to build supermarkets and department

stores and buy into local airlines, and announced the sale of shares in state companies. Moreover, India's Finance Ministry cut the withholding tax to 5 percent from 20 percent.

South Korea has also taken action to stimulate its economy. On July 12th, the Bank of Korea lowered its base rate -25 basis points to 3.0 percent, its first rate cut since February 2009. In addition, it unveiled a $5.3 billion stimulus package in the form of temporary tax cuts for big ticket consumption items like TVs, large-sized home appliances, and automobiles. The government is also exempting capital gains taxes on real estate purchases for the next five years.

REST OF WORLD

CURRENT CONDITIONS: BRAZIL'S ECONOMY STILL WEAK

Brazil's economy continues to be weak. Brazil's second quarter GDP grew at a dismal +0.4 percent pace quarter over quarter and +0.5 percent year-over-year, resulting in our downgrade to 2012 GDP growth from +2.5 percent to about +2.0 percent. Industrial production growth has also disappointed, growing only +0.3 percent month to month in July, and falling -2.9 percent year-over-year. On the positive front, inflation remains contained, as first half September CPI rose +0.5 percent month to month and +5.3 percent year-over-year, below the inflation target ceiling limit of +6.5 percent. As inflation is below target, the Brazilian central bank continued to cut interest rates by -100 basis points to 7.5 percent in the third quarter, a historic low, in an effort to help promote economic growth. Lower rates appear to be slowly working their way to the consumer, as retail sales increased a higher-than-forecast +1.5 percent month to month and +9.5 percent year-over-year in June. Furthermore, to add liquidity, the Brazilian central bank announced a reduction to additional reserve requirements on demand deposits to 0 percent (from 6 percent) and a reduction to additional reserve requirements on time deposits to 11 percent (from 12 percent).

GLOBAL EQUITY INVESTMENT STRATEGY:

CAUTIOUSLY OPTIMISTIC AS GLOBAL SLOWDOWN CONTINUES

United States

Domestic equity markets have achieved solid performance even while the subpar economic recovery continues. For the first nine months of 2012, the S&P 500 Index rose at the strong pace of +16.4 percent. The final quarter of the year will likely be impacted in the first half by uncertainty surrounding the election and in the latter half by continued worries regarding the looming fiscal cliff. In addition, news from outside the U.S., particularly Europe, could impact U.S. financial markets as it did earlier this year. While we remain optimistic over the longer term, we would not be surprised if financial markets were marked by increased volatility and possibly a partial retrenchment, in the fourth quarter.

Despite the strong equity market performance, market valuations remain fair to slightly attractive, especially when considered within the context of low inflation. The current price/earnings multiple for S&P 500 is roughly 14 times, below the historical average of 15 times, as Exhibit R shows.

Sit Investment Associates' domestic client portfolios continue to maintain diversified holdings in high quality, growth-oriented firms. We believe this combination provides some protection against short-term volatility, while offering strong future

potential with companies recording high earnings growth and more attractive valuations than benchmarks, as Exhibit S shows.

International

Given the poor economic and market conditions, portfolios continue to be underweight the euro area and overweight the non-euro area countries of the UK and Switzerland. The majority of the European-based holdings are more global in nature than Europe-centric. These holdings tend to have significant exposure to other developed and emerging markets rather than local European markets. Even so, these companies are not fully sheltered from the impact of the European financial crisis, but we believe their broad geographic exposure will help limit the potential impact from the crisis. The European holdings continue to be comprised of global exporters, late-cyclical stocks, domestic-consumption securities, and companies with emerging markets growth exposure. We believe euro area banks will remain challenged in the longer term given higher capital requirements, increased regulation, lower loan growth, and higher costs. Within the financial sector, we are materially underweight euro area banks and diversified financials, and market weight to overweight in the more defensive insurance sector. As shown in Exhibit T, valuation remains attractive across Europe, with the UK and Europe trading at a 12-month forward price/earnings ratio of 9.9 times and 10.3 times, respectively.

Valuation metrics also suggest that the Japanese equity market continues to be attractive. On a forward price/earnings ratio, the market is trading at 10.8 times versus a post-1990 average of 28.9 times, or roughly a 63 percent discount. On an enterprise value/EBITDA cash flow basis, the current multiple is 6.3 times compared to the post-1990 average of 9.4 times, a 33 percent discount as Exhibit T shows.

Despite attractive valuations and the safe haven status of the Japanese market, we are concerned about the deteriorating economic conditions and lack of government leadership. We are currently significantly underweight Japan in all of our international and global portfolios. We expect to remain significantly underweight. Our Japanese holdings are focused on the more defensive, domestic consumption sectors as well as leading export-oriented companies that have diversified global exposure. These stocks should better withstand the slowing economic environment that we anticipate. Export-oriented, global companies that offer quality products and services should benefit from sales in various international markets thus smoothing earnings. Our belief that the yen should weaken (due to the soft economic outlook) should provide a tailwind to the exporters.

China, and to a lesser extent, India, will be the drivers of growth for the global economies. The industrialization of emerging economies is still in its infancy and consumption is relatively low. Our holdings in Asia ex-Japan are concentrated in consumer-related, materials, and energy stocks. Chinese consumers continue to spend on household items and educational services to improve their lifestyle. Raw materials companies are positioned for the ramp-up in infrastructure development. We continue to underweight Chinese banks due to concerns about asset quality and policy risks.

Our overall opinion of the investment environment by major regions of the world is shown by the sentiment gauge in the following table. Our target portfolio position resulting from that investment outlook is also shown in the following table in the Weight vs. Index column.

GLOBAL STRATEGY

Region/Country	Sentiment Gauge	Weight vs. Index
North America	+	+
Euroland	–	–
United Kingdom	-	+
Rest of Europe	o	+
Greater China	+	+
Japan	o	-
Rest of Asia	o	o
Latin America	-	+
Africa/Middle East	o	–

EXHIBIT A

■ SIT INVESTMENT ASSOCIATES ■

SECURITIES MARKETS

EQUITIES	09/28/12	08/31/12	06/29/12	12/30/11	09/30/11	One Month	Three Months	Nine Months	12 Months
Dow Jones Industrials	13437.13	13090.84	12880.09	12217.56	10913.38	2.6%	4.3%	10.0%	23.1%
S&P 500	1440.67	1406.58	1362.16	1257.60	1131.42	2.4	5.8	14.6	27.3
NASDAQ OTC Composite	3116.23	3066.97	2935.05	2605.15	2415.40	1.6	6.2	19.6	29.0
FIXED INCOME									
U.S. TREASURY									
2-Year Notes	0.23	0.22	0.30	0.24	0.24	+1 b.p.	-7 b.p.	-1 b.p.	-1 b.p.
5-Year Notes	0.63	0.59	0.72	0.83	0.95	+4	-9	-20	-32
10-Year Notes	1.63	1.55	1.65	1.88	1.92	+8	-2	-25	-29
30-Year Bonds	2.82	2.67	2.75	2.89	2.91	+15	+7	-7	-9
AA INDUSTRIAL									
Intermediate Maturity	2.33	2.13	2.65	2.73	2.97	+20	-32	-40	-64
Long Maturity	3.71	3.48	3.95	4.02	4.19	+23	-24	-31	-48
MORTGAGES									
Current Coupon GNMA (3.50%)	1.85	2.24	2.23	2.71	2.71	-39	-38	-86	-86
MUNICIPALS									
Bond Buyer 40-Bond Index	4.18	4.21	4.38	4.84	4.92	-3	-20	-66	-74
SHORT TERM									
Fed Funds	0.14	0.13	0.15	0.07	0.08	+1	-1	+7	+6
Primary Discount Rate *	0.75	0.75	0.75	0.75	0.75	--	--	--	--
Prime Rate	3.25	3.25	3.25	3.25	3.25	--	--	--	--
13-week Treas. Bills-Disc.	0.09	0.09	0.09	0.02	0.02	--	--	+7	+7

* Primary Credit Discount Rate; effective 1/9/03.

E-09/12 09.2012
FF-1077.doc

G:\Support\Exhibits\E-09/12

EXHIBIT B

■ SIT INVESTMENT ASSOCIATES ■

YEAR-OVER-YEAR RELATIVE PERFORMANCE OF GROWTH VERSUS VALUE STOCKS


Russell 1000 Growth Return (Y/Y) minus Russell 1000 Value Return (Y/Y)
Monthly through September 30, 2012
50%
40%
30%
20%
10%
0%
-10%
-20%
-30%
-40%
+3 Std Dev
+2 Std Dev
+1 Std Dev
-1 Std Dev
-2 Std Dev
-3 Std Dev
12/79
12/80
12/81
12/82
12/83
12/84
12/85
12/86
12/87
12/88
12/89
12/90
12/91
12/92
12/93
12/94
12/95
12/96
12/97
12/98
12/99
12/00
12/01
12/02
12/03
12/04
12/05
12/06
12/07
12/08
12/09
12/10
12/11

SOURCE: FACTSET RESEARCH SYSTEMS AND SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-09/12

EXHIBIT C

■ SIT INVESTMENT ASSOCIATES ■

WORLD EQUITY MARKET RANKINGS

THE UNITED STATES RANKED 11TH OUT OF 33 WORLD EQUITY MARKETS

YEAR-TO-DATE THROUGH SEPTEMBER 30, 2012

PERFORMANCE IN U.S. DOLLARS				
Country	DJ Global Indexes, US$ on 9/30/12	Change from 12/30/2011 points	Change from 12/30/2011 percent	9/28/2012 Country Rank
Australia	[illegible]	[illegible]	[illegible]	[illegible]
Austria	[illegible]	7.11	[illegible]	7
Belgium	[illegible]	[illegible]	[illegible]	[illegible]
Brazil	[illegible]	[illegible]	[illegible]	[illegible]
Canada	[illegible]	[illegible]	[illegible]	[illegible]
Chile	[illegible]	[illegible]	[illegible]	[illegible]
Denmark	[illegible]	[illegible]	[illegible]	[illegible]
Finland	[illegible]	[illegible]	[illegible]	[illegible]
France	[illegible]	[illegible]	[illegible]	[illegible]
Germany	[illegible]	[illegible]	[illegible]	[illegible]
Greece	[illegible]	[illegible]	[illegible]	[illegible]
Hong Kong	[illegible]	[illegible]	[illegible]	[illegible]
Indonesia	[illegible]	[illegible]	[illegible]	[illegible]
Ireland	[illegible]	[illegible]	[illegible]	[illegible]
Italy	83.39	0.25	[illegible]	30
Japan	[illegible]	[illegible]	[illegible]	29
Malaysia	[illegible]	[illegible]	[illegible]	[illegible]
Mexico	[illegible]	[illegible]	[illegible]	[illegible]
Netherlands	[illegible]	[illegible]	[illegible]	[illegible]
New Zealand	[illegible]	[illegible]	[illegible]	[illegible]
Norway	378.58	[illegible]	15.52%	[illegible]
Philippines	342.33	[illegible]	[illegible]	2
Portugal	[illegible]	[illegible]	[illegible]	[illegible]
Singapore	[illegible]	[illegible]	[illegible]	[illegible]
South Africa	[illegible]	[illegible]	[illegible]	[illegible]
South Korea	[illegible]	[illegible]	[illegible]	[illegible]
Spain	[illegible]	[illegible]	[illegible]	32
Sweden	[illegible]	[illegible]	[illegible]	15
Switzerland	[illegible]	[illegible]	[illegible]	[illegible]
Taiwan	[illegible]	[illegible]	[illegible]	[illegible]
Thailand	[illegible]	[illegible]	[illegible]	[illegible]
United Kingdom	[illegible]	[illegible]	[illegible]	[illegible]
United States	[illegible]	[illegible]	[illegible]	11 ←
COMPOSITE INDICES				
Latin America	[illegible]	[illegible]	[illegible]	
Western Europe	[illegible]	[illegible]	[illegible]	
Asia/Pacific	[illegible]	[illegible]	7.57%	
World (ex U.S.)	[illegible]	[illegible]	[illegible]	

SOURCE: FACTSET RESEARCH SYSTEMS, OCTOBER 1, 2012

G:\Support\Exhibits\E-09/12

EXHIBIT D

■ SIT INVESTMENT ASSOCIATES ■

YEAR-OVER-YEAR CHANGES IN REAL GDP COMPONENTS[1]

	4Q09 Rev.	1Q10 Rev.	2Q10 Rev.	3Q10 Rev.	4Q10 Rev.	1Q11 Rev.	2Q11 Rev.	3Q11 Rev.	4Q11 Rev.	1Q12 Rev.	2Q12 Adv.	2Q12 Prelim.	2Q12 Final
Personal Consumption Expend.	-0.3%	0.7%	1.8%	1.9%	2.9%	3.1%	2.7%	2.5%	1.9%	1.8%	1.9%	2.0%	1.9%
Non-Residential Fixed Invest.	-15.7	-7.7	-0.3	3.7	7.7	6.8	7.4	10.1	10.2	12.5	10.2	9.9	9.7
Residential Investment	-7.8	3.6	9.0	11.1	11.9	11.0	10.0	11.5	11.4	9.3	9.8	10.5	10.4
Inventory Change [2]	++	++	++	++	++	-	-	--	++	++	++	++	++
Net Exports [3]	27.3	7.6	-32.8	-32.2	-20.4	-11.8	6.8	13.3	0.1	0.3	-6.2	-1.3	-2.0
Exports	0.3	10.7	13.1	12.1	8.8	8.7	7.4	6.5	4.3	4.0	4.3	4.5	4.3
Imports	-6.1	6.7	16.7	15.9	10.9	9.3	4.4	2.2	3.5	3.2	4.7	3.9	3.9
Government Spending	4.0	2.7	1.1	0.1	-1.3	-2.3	-3.2	-3.8	-3.3	-2.2	-2.4	-2.3	-2.2
Total Real GDP	-0.1%	1.9%	2.5%	2.8%	2.4%	1.8%	1.9%	1.6%	2.0%	2.4%	2.2%	2.3%	2.1%
Memo:													
Total GDP Less Housing and Autos	0.2	2.2	2.4	3.3	2.4	1.7	2.1	1.5	1.9	2.2	1.9	1.9	1.8
Pers. Cons. Exp. Plus Res. Invs.	-0.9	0.4	1.9	1.5	2.6	2.9	2.3	2.4	2.0	2.0	2.2	2.2	2.2
After-tax Corporate Profits	110.5	41.9	29.2	18.9	8.3	-2.2	3.5	0.8	6.7	19.1	NA	13.3	14.5

Notes:
(1) Figures use chain-weighted GDP methodology.
(2) Percentage changes are not always meaningful; + or – denotes direction of change
(3) A decrease in the trade deficit has a positive impact on economic growth.

SOURCE: BUREAU OF ECONOMIC ANALYSIS, U.S. DEPARTMENT OF COMMERCE, SEPTEMBER 27, 2012

G:\Support\Exhibits\E-09/12

EXHIBIT E

■ SIT INVESTMENT ASSOCIATES ■

BROAD-BASED "CORE" INFLATION MEASURES REMAIN CONTROLLED



Consumer Price Inflation
Year-over-year change in prices paid by consumers
15
13
11
9
7
5
3
1
-1
-3



Producer Price Inflation
22
20
18
16
14
12
10
8
6
4
2
0
-2
-4
-6
-8

SOURCE: BUREAU OF LABOR STATISTICS AND BLOOMBERG, SEPTEMBER 13 & 14, 2012

G:\Support\Exhibits\E-09/12

Exhibit F

■ Sit Investment Associates ■

Dollar Exchange Rate Trends Versus Major Currencies

	2009			2010			2011			2012		
	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized	Exchange Rate	Year-Over-Year % Change	6-Month Rate of Change Annualized
January	81.37	11.2%	31.9%	73.86	-9.2%	-7.1%	72.93	-1.3%	-9.8%	73.35	0.6%	12.6%
February	83.51	14.9	27.1	75.54	-9.5	0.4	72.00	-4.7	-10.1	72.29	0.4	9.5
March	84.04	19.4	23.6	75.23	-10.5	3.1	70.81	-5.9	-10.8	72.97	3.0	5.1
April	82.49	17.1	4.6	75.41	-8.6	7.1	69.59	-7.7	-7.4	72.83	4.7	3.5
May	79.11	11.8	-9.3	78.50	-0.8	17.4	69.66	-11.3	-8.5	73.93	6.1	4.7
June	77.18	8.1	-9.0	79.06	2.4	16.3	69.58	-12.0	-11.1	75.03	7.8	5.0
July	76.62	8.1	-11.3	76.77	0.2	8.0	69.12	-10.0	-10.2	75.20	8.8	5.1
August	75.37	1.7	-18.5	75.95	0.8	1.1	69.07	-9.1	-8.0	74.22	7.5	5.4
September	74.10	-2.0	-22.2	74.99	1.2	-0.6	71.17	-5.1	1.0	72.58	2.0	-1.1
October	72.87	-9.6	-22.0	72.30	-0.8	-8.1	71.61	-1.0	5.9			
November	72.44	-12.8	-16.1	72.83	0.5	-13.9	72.24	-0.8	7.5			
December	73.32	-9.4	-9.7	73.79	0.6	-12.9	73.23	-0.7	10.8			
Average	77.70	4.3		75.35	-3.0		70.92	-5.9		73.60	3.8	

Note: The exchange rate above is an index of the trade-weighted average of the foreign exchange values of the U.S. dollar against the currencies of major U.S. trading partners that circulate widely outside the country of issue. These include the Euro Area, [illegible], Canada, Japan, the U.K., Switzerland, Australia and Sweden. The index values in the table reflect monthly averages.

Country or Region Weights (8/15/11): Euro Area: 36.5% Canada: 29.6% Japan: 17.4% U.K.: 7.9% Switzerland: 3.8% Australia: 2.9% Sweden: 1.9%
Currency Appreciation (Y-T-D through 9/30/12): Euro Area: -0.9% Canada: 3.4% Japan: -1.2% U.K.: 3.8% Switzerland: -0.3% Australia: 1.3% Sweden: 4.7%

Source: Federal Reserve Board

G:\Support\Exhibits\E-09/12

EXHIBIT G

■ SIT INVESTMENT ASSOCIATES ■

ECONOMIC ASSUMPTIONS

	2011				2012				2013E			
	1Q	2Q	3Q	4Q	1QA	2QA	3QA	4QE	1Q	2Q	3Q	4Q
QUARTERLY DATA (% CHANGE)												
Real GDP (New) (Qtr. to Qtr. Ann.)	0.1	2.5	1.3	4.1	2.0	1.3	1.8	2.0	2.0	2.0	2.0	2.0
S&P 500 Reported Profits (Year-over-Year)	22.7	13.0	15.9	-0.1	7.4	-2.8	1.9E	7.4	5.0	5.0	5.0	5.0
Consumer Price Index (Year-over-Year)	2.1	3.4	3.8	3.3	2.8	1.9	1.6E	2.5	2.5	2.5	2.7	3.0
LEVELS (QUARTERLY AVERAGE)												
Unemployment Rate	8.9	9.1	9.1	8.7	8.3	8.2	8.1	8.0	8.0	7.9	7.8	7.8
Prime Rate	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3	3.3
13-week Treasury Bills-Disc.	0.1	0.0	0.0	0.0	0.1	0.1	0.1	0.3	0.6	1.0	1.3	1.6
10-year Treasury Bonds-Yield	3.4	3.2	2.4	2.0	2.0	1.8	1.6	1.8	2.1	2.5	3.0	3.4

SOURCE: SIT INVESTMENT ASSOCIATES, INC., OCTOBER 8, 2012

Exhibit H

■ Sit Investment Associates ■

Expected Range Of Future Fixed Income Returns

From September 30, 2012

		Time Horizon					
		6 Months		1 Year		3 Yrs (Ann Return)	
Risk Level/ Representative Issue	Interest Rate Forecast	Terminal Yield	Total Return	Terminal Yield	Total Return	Terminal Yield	Total Return
Low Risk							
2 yr. Constant Mat Tsy.	Pessimistic	1.50%	-2.4%	2.50%	-4.2%	4.00%	-2.2%
Present YTM 0.23%	Most Likely	0.50	-0.4	1.25	-1.8	3.00	-1.6
	Optimistic	0.13	0.3	0.50	-0.3	2.00	-0.9
Intermediate Risk							
5 yr. Constant Mat Tsy.	Pessimistic	2.50	-8.4	3.50	-12.4	5.00	-6.1
Present YTM 0.63%	Most Likely	1.50	-3.9	2.25	-7.0	4.00	-4.6
	Optimistic	0.50	1.0	1.50	-3.5	3.00	-3.1
Medium Risk							
10 yr. Constant Mat Tsy.	Pessimistic	3.50	-14.8	4.50	-21.3	5.50	-8.9
Present YTM 1.63%	Most Likely	2.25	-4.7	3.25	-12.1	4.50	-6.4
	Optimistic	1.50	2.0	2.50	-6.0	3.50	-3.7
High Risk							
30 yr. Constant Mat Tsy.	Pessimistic	4.75	-29.3	5.50	-36.3	6.00	-13.5
Present YTM 2.82%	Most Likely	3.50	-11.2	4.25	-21.3	5.00	-9.1
	Optimistic	2.50	8.1	3.50	-9.7	4.00	-4.1

Source: Sit Investment Associates, Inc.

G:\Support\Exhibits\E-09/12

EXHIBIT I

■ SIT INVESTMENT ASSOCIATES ■

GLOBAL ECONOMIC ASSUMPTIONS
2012-MODEST GDP GROWTH WITH LESS INFLATION RISK

	GDP GROWTH				INFLATION			
	2011A	2012E	2013E	2011-2015 (5 Yr CAGR)	2011A	2012E	2013E	2011-2015 (5 Yr AVG)
Global Economy	**2.8%**	**2.4%**	**2.6%**	**2.6%**	**3.4%**	**2.8%**	**3.0%**	**3.0%**
United States	1.8	2.2	2.0	2.0	3.2	2.1	2.7	2.7
Euro Area	1.5	(0.5)	0.5	0.5	2.7	2.5	2.2	2.4
United Kingdom	0.8	(0.5)	1.0	0.7	4.5	2.5	2.7	3.0
Japan	(0.8)	2.5	1.0	0.9	(0.3)	0.0	0.3	0.1
Asia Ex Japan	7.3	6.3	6.5	6.6	5.7	4.5	4.5	4.7
Latin America	4.4	3.4	3.5	3.7	6.5	6.0	7.0	6.7

10-YEAR BOND YIELDS

	2011	2012		2013
	12/31A	9/30A	12/31E	12/31E
United States	1.9%	1.6%	2.3%	3.5%
Euro [illegible]	1.8	1.4	1.5	1.5
Japan	1.0	0.8	1.0	1.0
United Kingdom	2.0	1.7	2.0	2.0

EXCHANGE RATES

	2011	2012		2013
	12/31A	9/30A	12/31E	12/31E
Euro ($/€)	1.30	1.29	1.25	1.25
Japan (¥/$)	77	78	80	90
UK ($/£)	1.55	1.62	1.60	1.60

SOURCE: BLOOMBERG, THE WORLD BANK AND SIT INVESTMENT ASSOCIATES, INC., OCTOBER 9, 2012

G:\Support\Exhibits\E-0912

EXHIBIT J

■ SIT INVESTMENT ASSOCIATES ■

INDUSTRIAL ENVIRONMENT IN THE EURO AREA REMAINS WEAK


Euro area and EU27 production, total industry excluding construction


Manufacturing & Services PMI
Euro area
PMI - Manufacturing
PMI - Services

SOURCE: EUROSTAT, SEPTEMBER 12, 2012 AND MORGAN STANLEY RESEARCH, SEPTEMBER 20, 2012

G:\Support\Exhibits\E-09/12

Exhibit K

■ Sit Investment Associates ■

Worsening Euro Area Unemployment Led by the Younger Generation



Euro area and EU27 unemployment rates
Seasonally adjusted series



Of the Charts in Jobs for Young, Germany Stands Alone
For those age 25 and older
For those under age 25

Source: Eurostat, October 1, 2012 and The New York Times, August 4, 2012

G:\Support\Exhibits\E-09/12

Exhibit L

■ Sit Investment Associates ■

Relief in Europe

Bond yields eased and stock markets gained after the European Central Bank announced its new bond-buying plan.

THREE-YEAR BOND YIELDS



8%
6
4
2
0
Thurs:
SPAIN
3.6172%
ITALY
GERMANY
A
M
J
J
A

EURO STOXX INDEX



280
260
240
220
200
Thurs: 249.07
A
M
J
J
A

PROGRAM HIGHLIGHTS:

- ◆ ECB will buy government bonds with focus on one- to three-year maturities.
- ◆ No limits on amount of bonds it will buy, nor does ECB set yield targets.
- ◆ Central bank won't claim senior-creditor status in event of debt restructuring.
- ◆ Countries wanting ECB bond aid must first apply to other euro-zone members for help.
- ◆ Bailout fund may take part directly in country's bond auctions.
- ◆ ECB will disclose average duration of bond holdings and country breakdown.
- ◆ ECB confines its interventions to the open market and reserves right to stop purchases.

Sources: FactSet; WSJ Market Data Group
The Wall Street Journal

Source: The Wall Street Journal, September 7, 2012

G:\Support\Exhibits\E-0912

Exhibit M

■ Sit Investment Associates ■

Weak Economic Data In Japan



JAPAN INDUSTRIAL PRODUCTION
Jul: 91.7
120
110
100
90
80
70
98 99 00 01 02 03 04 05 06 07 08 09 10 11 12



JAPAN NOMINAL RETAIL SALES
3 Mo Avg. Y/Y %
Jul: 0.9%
6
2
-2
-6
-10
96 98 00 02 04 06 08 10 12



Out of kilter
Japan trade balance, Yen
(12-month rolling sum)
12000
10000
8000
6000
4000
2000
0
-2000
-4000
-6000
2000 04 06 08 10 12
Japan exports to the EU, Yen
(12-month rolling sum)
13000
12000
11000
10000
9000
8000
7000
6000
2000 04 06 08 10 12

Source: ISI Group, September 6, 2012 and Financial Times, August 23, 2012

G:\Support\Exhibits\E-09/12

EXHIBIT N

■ SIT INVESTMENT ASSOCIATES ■

CHINESE PMI WORSENED



Leading indicators have worsened
Index
60
58
56
54
52
50
48
46
44
42
40
38
36
Aug-07
Feb-08
Aug-08
Feb-09
Aug-09
Feb-10
Aug-10
Feb-11
Aug-11
Feb-12
Aug-12
NBS Official reading
NBS Re-adjusted for seasonality
Markit/HSBC PMI
Source: CEIC, Haver, GS Global ECS Research.

SOURCE: GOLDMAN SACHS, SEPTEMBER 5, 2012

G:\Support\Exhibits\E-09/12

EXHIBIT O

■ SIT INVESTMENT ASSOCIATES ■

CHINESE HOUSING PRICES HAVE TICKED UP SINCE JUNE


China 100-City Res. Property Price
Weighted by Total Floor Space of Each City's Sampled Projects, 2010-12
Index, May 2010 = 100
108
106
104
102
100
98
96
94
Peak Aug 2011: 105.8
Latest Aug: 104.1, 0.24% M/M
May 10
Aug 10
Nov 10
Feb 11
May 11
Aug 11
Nov 11
Feb 12
May 12
Aug 12
ISI Group

SOURCE: ISI GROUP, SEPTEMBER 4, 2012

G:\Support\Exhibits\E-0912

Exhibit P

■ Sit Investment Associates ■

<u>Chinese Housing Starts Picked Up in August</u>


YoY Change in REI vs. Floor Space Started (by Aug-12)
Source: NBS, Citi Research

Source: Citi Research, September 10, 2012

G:\Support\Exhibits\E-09/12

EXHIBIT Q

■ SIT INVESTMENT ASSOCIATES ■

CPI INFLATION STARTING TO REBOUND IN CHINA



CPI inflation started to rebound
%, YoY
CPI
CPI: Non-food
CPI: Food
25
20
15
10
5
0
-5
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Source: NBS, CEIC, Morgan Stanley Research

SOURCE: MORGAN STANLEY RESEARCH, SEPTEMBER 9, 2012

G:\Support\Exhibits\E-09/12

EXHIBIT R

■ SIT INVESTMENT ASSOCIATES ■

INFLATION AND S & P 500 MULTIPLES

DATA THROUGH SEPTEMBER 30, 2012



P/E
Standard Deviation
Average P/E
Current Valuation
Standard Deviation
Consumer Price
P/E Ratio
29X
27X
25X
23X
21X
19X
17X
15X
13X
11X
9X
7X
5X
15%
13%
11%
9%
7%
5%
3%
1%
-1%
-3%
62
64
66
68
70
72
74
76
78
80
82
84
86
88
90
92
94
96
98
00
02
04
06
08
10

Note: Operating EPS used to calculate P/E after 12/84; last month CPI is estimated. The current valuation is based on 2012 est. operating EPS of ($101.8)

SOURCE: STANDARD & POOR'S, BUREAU OF LABOR STATISTICS, SANFORD BERNSTEIN, AND SIT INVESTMENT ASSOCIATES, INC.

G:\Support\Exhibits\E-09/12

Exhibit S

■ Sit Investment Associates ■

Equity Characteristics

September 30, 2012

	Sit Large Cap Growth	Sit Mid Cap Growth	Sit Small Cap Growth	Sit Dividend Growth	Russell 1000 Growth	S&P 500
Earnings Outlook - Strong Growth [1]						
2012 Projected Gain	+11.7%	+13.4%	+16.3%	+7.5%	+15.9%	+10.0%
2013 Projected Gain	+12.9%	+17.2%	+18.0%	+9.6%	+17.1%	+13.8%
5-Year Projected Growth	+12.2%	+14.5%	+17.8%	+9.6%	+14.4%	+10.3%
Dividend Yield						
Total Fund	+2.0%	+1.0%	+0.7%	+2.8%	+1.7%	+2.2%
Implied Return						
5-Year Growth & Yield - Equity Only (Assumes no Change in P/E Ratio)	+14.0%	+15.4%	+18.4%	+12.2%	+16.0%	+12.5%
Wtd Avg Price/Earnings Ratio [2]						
FY1 Calendar P/E	18.8x	20.6x	25.1x	13.9x	26.3x	20.2x
FY2 Calendar P/E	14.9x	17.2x	21.1x	12.6x	17.7x	14.9x
Median Price/Earnings Ratio [2]						
FY1 Calendar P/E	14.7x	17.2x	17.5x	13.8x	16.9x	14.9x
FY2 Calendar P/E	13.0x	15.3x	15.4x	12.5x	14.8x	13.1x
Average P/E-to-5-Year Earnings Growth Ratio						
FY1 Calendar PEG	1.5x	1.4x	1.4x	1.5x	1.6x	1.7x
FY2 Calendar PEG	1.3x	1.2x	1.2x	1.4x	1.3x	1.5x
Wtd Avg Mkt Cap ($ Million)	$105,024	$12,473	$5,155	$86,942	$121,864	$121,430

Footnotes:

(1) Excludes stocks with P/E over 200x and earnings growth rates greater than 200%

(2) Excludes stocks with P/E over 200x.

Source: FactSet Research Systems, Russell Investments and Sit Investment Associates, Inc.

G:\Support\Exhibits\E-09/12

Exhibit T

■ Sit Investment Associates ■

Global Valuations are Attractive

12-Month Forward P/E Ratio

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	12.4	10.3	9.9	10.8	12.2	11.5
Post 1990 Average	15.6	14.0	12.6	28.9	13.9	15.8
Discount/Premium	*-20.5%*	*-26.4%*	*-21.4%*	*-62.6%*	*-12.2%*	*-27.2%*

Enterprise Value/EBITDA (ex Financials)

	US	Europe ex UK	UK	Japan	Asia ex Japan	World
Current Value	8.1	6.4	6.3	6.3	7.9	7.2
Post 1990 Average	9.6	6.7	7.3	9.4	9.1	8.5
Discount/Premium	*-15.6%*	*-4.5%*	*-13.7%*	*-33.0%*	*-13.2%*	*-15.3%*

Source: Nomura Equity Research, September 10, 2012